TETRA TECH, INC.

3475 East Foothill Boulevard

Pasadena, California  91107

March 27, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4631

Attention:  Terence O’Brien, Accounting Branch Chief

Re:                          Form 10-K for Fiscal Year Ended September 28, 2014

Filed November 19, 2014

File No. 0-19655

Dear Mr. O’Brien:

By letter dated February 27, 2015, you provided comments on the above-referenced filing of Tetra Tech, Inc. (the “Company”).  Set forth below are the Company’s responses to these comments.  The numbering of these responses corresponds to the numbering of the comments in your letter.

In responding to your comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 27, 2015

Critical Accounting Policies and Estimates, page 77

1.         In response to comment 7 in our letter dated February 26, 2014, you stated in your letter dated March 28, 2014, that you would (a) provide a description of the specific assumptions to the reporting unit that drive the estimated fair value; (b) a discussion of the uncertainty associated with the specific, key assumptions for the reporting unit, and a discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value for any reporting unit that has an estimated fair value that is not substantially in excess of the carrying value with goodwill that is at risk for a material impairment charge.

•

Please expand your disclosures to provide investors with the above referenced information. We believe this information is necessary to understand how the operating results and future expectations for Parkland and Tetra Tech Construction declined to the degree that their estimated fair values are not substantially in excess of their carrying values and to understand the specific facts and circumstances management is monitoring which could lead to a fair value that is below the carrying value.

•	Please revise your disclosures to specifically identify which reportable segments the identified reporting units belong.
•

Please disclose the amount of headroom or the percentage fair value exceeds the carrying value for each reporting unit to allow an investor to better understand the degree of uncertainty associated with the reporting unit’s goodwill.

Please provide us with the expanded disclosures that you will provide in future filings beginning with your next Form 10-Q for the identified reporting units with estimated fair values that are not substantially in excess of the carrying value as of September 28, 2014.

Response

Beginning in the first quarter of fiscal 2015, we reorganized our core operations to better align them with our markets, resulting in two renamed reportable segments.  We now report our water resources, water and wastewater treatment, environment, and infrastructure engineering activities in the Water, Environment and Infrastructure (“WEI”) reportable segment.  Our Resource Management and Energy (“RME”) reportable segment includes our oil and gas, energy, mining, waste management, remediation, utilities, and international development services.  We report the results of the wind-down of our non-core construction activities in the Remediation and Construction Management (“RCM”) reportable segment.

As a result of this reorganization, Parkland and Tetra Tech Construction (“CON”) are no longer separate reporting units as of the beginning of fiscal 2015.  Parkland was combined with our other oil and gas and energy-related activities into our Oil, Gas and Energy (“OGE”) reporting unit, which is part of our RME reportable segment.  CON was separated into two components.  The portion of CON that was deemed to be a core business was combined with certain other reporting units to form our new Remediation and Utility Services (“RUS”) reporting unit, which is also part of our RME reportable segment.  We determined that the remainder of CON had nominal fair value and it remained with our other non-core construction activities in our RCM reportable segment.  Accordingly, all of the goodwill in the former CON reporting unit was transferred to RUS as of the beginning of fiscal 2015.

Securities and Exchange Commission

March 27, 2015

Due to the reorganization, we performed impairment testing for goodwill under our former reporting structure as of September 28, 2014 (the last day of fiscal 2014) and determined that the estimated fair value of each reporting unit exceeded its corresponding carrying amount including recorded goodwill.  We then allocated goodwill to our new reporting units as of September 29, 2014 (the first day of fiscal 2015) on a relative fair value basis.  We also performed impairment testing for goodwill under our new reporting structure as of the beginning of fiscal 2015 and determined that the estimated fair value of each of our new reporting units exceeded its corresponding carrying amount including recorded goodwill.  Further, we determined that the estimated fair value of each of our new reporting units, except one, was substantially in excess of its corresponding carrying value including the related goodwill balance.  The only reporting unit with an estimated fair value that exceeded its carrying value including goodwill by less than 20% as of September 29, 2014 was the Global Mining Practice (“GMP”) unit.  This disclosure was included in Note 4. “Goodwill and Intangible Assets” in our Form 10-Q for the first quarter of fiscal 2015.

In future filings, beginning with our Form 10-Q for the second quarter of fiscal 2015, we will expand our disclosure for any reporting unit that has an estimated fair value that is not substantially in excess of its carrying value.  This disclosure will reflect our new reporting structure as the status of reporting units under the prior organization (as of September 28, 2014), are no longer tracked or relevant.  Assuming GMP remains the only reporting unit with an estimated fair value that is not substantially in excess of its carrying value at the end of the second quarter of fiscal 2015, we will expand the disclosure substantially as follows:

“The reorganization of our core operations, described further in Note 10, “Reportable Segments”, also impacted the definition of our reporting units used for goodwill impairment testing.  As a result, as of September 29, 2014, we performed impairment testing for goodwill under our new segment structure and determined that the estimated fair value of each reporting unit exceeded its corresponding carrying amount including recorded goodwill, and, as such, no impairment existed as of September 29, 2014.  However, our Global Mining Practice (“GMP”) reporting unit had an estimated fair value that exceeded its carrying value by less than 20%.  GMP is included in our RME reportable segment.

We estimate the fair value of all reporting units with a goodwill balance based on a comparison and weighting of the income approach (weighted 70%), specifically the discounted cash flow method and the market approach (weighted 30%), which estimates the fair value of our reporting units based upon comparable market prices and recent transactions and also validates the reasonableness of the multiples from the income approach.  The resulting fair value is most sensitive to the assumptions we use in our discounted cash flow analysis.  The assumptions that have the most significant impact on the fair value calculation are the reporting unit’s revenue growth rate and operating profit margin, and the discount rate used to convert future estimated cash flows to a single present value amount.

Securities and Exchange Commission

March 27, 2015

In our cash flow model for GMP as of September 29, 2014, we assumed annual revenue growth rates of 3 to 5% and a discount rate of 14%.  The resulting discounted cash flow value, combined on a weighted-basis with the results of our market analysis, resulted in an estimated fair value for GMP of approximately $102.8 million compared to our carrying value including goodwill of approximately $91.8 million.  As of December 28, 2014, the goodwill amount for GMP was $65.6 million.  Although we believe that our estimate of fair value is reasonable, if GMP’s future financial performance falls below our expectations or market prices for similar businesses decline, the goodwill for GMP could become impaired.”

5. Mergers and Acquisitions, page 102

2.         During your November 13, 2014 Earnings Call, a question was raised by an analyst regarding the contingent consideration reversals.  The CEO communicated that an acquisition can produce very good profit and earnings but still not achieve the standards set for the contingent consideration.  It was further noted that management had unbelievably optimistic and positive expectations for Parkland.  The disclosures included in the Form 10-K do not adequately address the fact that the gain recognized was due to the acquired businesses’ post acquisition performance not being in line with management’s expectations surrounding the likelihood and timing of achieving the relevant milestones of the earnout provisions.  We further note a continued trend in management estimating a fair value for contingent consideration that exceeds actual results.  In future filings, please disclose the following for each acquisition in which a material gain is recognized due to a decrease in the fair value of the contingent consideration liability:

•	The material earnout provisions;
•

Management’s expectations for meeting those provisions that are included in the fair value calculation.  For instance, explain the specific factors considered in estimating for your second quarter 2013 acquisitions the majority of the earnouts were attainable as of the respective acquisition dates (i.e., you recognized $75.3 million of a maximum $86.7 million);

•	The actual results; and
•

An explanation specific to the acquisition as to why the actual results fell below management’s expectations.  In this regard, we note that the first and second quarter gains related to a single project performed by Parkland and that operating income on this single project was $14 million less than previously expected.  Specifically clarify how $14 million in less operating income resulted in a $26 million gain due to not meeting management’s expectations to earn contingent consideration.  Further, we note that you recognized an additional gain related to either AEG or Parkland continuing not to generate operating income in line with management expectations related to the contingent consideration.  Additionally, you disclose on page 128 that the fourth quarter $23.8 million net gains from updated valuations of your contingent earn-out liabilities offset the $25.6 million fourth quarter project charges related to two lines of business that will either be exited or wound down.  Since AEG and Parkland are part of the RCM business that will remain, it is unclear what generated the significant decrease to the fair value of the contingent consideration during the fourth quarter of fiscal year 2014.

Securities and Exchange Commission

March 27, 2015

Please provide us with the disclosure that you would have included in your Form 10-K in response to this comment and that you will include in your next Form 10-Q to provide investors with the expanded information on a timely basis.  Please refer to ASC 805-30-50-l.c. and ASC 820-10-50 for guidance.

Response

In future filings, beginning with our Form 10-Q for the second quarter of fiscal 2015, we will include the expanded disclosure below to provide investors with a more comprehensive understanding of the facts and circumstances that led to either an increase or a decrease in the fair value of the contingent consideration liability for each acquisition from which a material gain or loss is recognized in the future.  The following is the expanded disclosure we would have included in our fiscal 2014 Form 10-K in response to this comment:

“We review and re-assess the estimated fair value of contingent consideration on a quarterly basis, and the updated fair value could differ materially from the initial estimates.  Changes in the estimated fair value of our contingent earn-out liabilities related to the time component of the present value calculation are reported in interest expense.  Adjustments to the estimated fair value related to changes in all other unobservable inputs are reported in operating income.  During fiscal years 2014, 2013 and 2012, we recorded net decreases in our contingent earn-out liabilities and reported related net gains in operating income of $58.7 million, $9.6 million and $19.2 million, respectively.  The fiscal 2014 gains primarily resulted from updated valuations of the contingent consideration liability for Parkland and AEG.

The acquisition agreement for Parkland included a contingent earn-out agreement based on the achievement of operating income thresholds (in Canadian dollars) in each of the first three years beginning on the acquisition date.  The maximum earn-out obligation over the three-year earn-out period was C$56.0 million (C$12.0 million, C$22.0 million and C$22.0 million in earn-out years one, two and three, respectively).  These amounts could be earned primarily on a pro-rata basis for operating income within a predetermined range in each year.  To a lesser extent, additional earn-out consideration could be earned for operating income above the high-end of the range up to the contractual maximum of C$56.0 million.  Parkland was required to meet a minimum operating income threshold in each year in order to earn any contingent consideration.  These thresholds were C$34.7 million, C$38.2 million and C$41.9 million in years one, two and three, respectively.  In order to earn the maximum contingent consideration, Parkland would need to achieve operating income of C$42.5 million in year one, C$46.4 million in year two, and C$50.6 million in year three.

Securities and Exchange Commission

March 27, 2015

The determination of the fair value of the purchase price for Parkland on the acquisition date included our estimate of the fair value of the related contingent earn-out obligation.  This initial valuation was primarily based on probability-weighted internal estimates of Parkland’s operating income during each earn-out period.  As a result of these estimates, we calculated an initial fair value at the acquisition date of Parkland’s contingent earn-out liability of C$46.8 million in the second quarter of fiscal 2013.  In determining that Parkland would attain 84% of the maximum potential earn-out, we considered several factors including Parkland’s recent historical revenue and operating income levels and growth rates.  We also considered the recent trend in Parkland’s backlog level and the prospects for the oil and gas industry in Western Canada.

In fiscal 2014, we recorded decreases in our contingent earn-out liability for Parkland and reported related net gains in operating income of $44.6 million.  These gains resulted from Parkland’s actual and projected post-acquisition performance falling below our initial expectations concerning the likelihood and timing of achieving the relevant operating income thresholds.  The remaining difference compared to the initial value was due to currency translation, and the related liability was $0 at the end of fiscal 2014.

In the second quarter of fiscal 2014, we updated the estimated cost to complete a large fixed-price contract at Parkland and determined that the project would be break-even compared to the significant profit estimated the previous quarter when the project was initiated.  As a result, during the second quarter of fiscal 2014 we reversed $5.5 million of profit previously recognized on the project.  This variance, and our updated estimate that the revenue for the remainder of the project would produce no operating income, resulted in our conclusion that Parkland’s operating income in the first and second earn-out periods would fall below the minimum operating income thresholds in each such year.  As a result, we reduced the contingent earn-out liability for the first and second earn-out periods to $0, which resulted in gains totaling $24.7 million.

In the fourth quarter of fiscal 2014, we updated our projection of Parkland’s operating income for their third earn-out period.  This assessment included a review of the projects in Parkland’s backlog, the inventory of prospective new contract awards, and the forecast for economic activity in the Western Canada oil and gas sector.  As a result of this assessment, we concluded that Parkland’s operating income in the third earn-out period would be significantly lower than our original estimate at the acquisition date and would fall below the minimum operating income threshold.  As a result, we reduced the remaining contingent earn-out liability balance for the third earn-out period to $0, which resulted in a gain of $19.9 million.

The acquisition agreement for AEG included a contingent earn-out agreement based on the achievement of operating income thresholds in each of the first two years beginning on the acquisition date.  The maximum earn-out obligation over the two-year earn-out period was $27.1 million ($11.3 million annually plus a $4.5 million one-time payment based on minimum operating income in each year).  The annual amounts could be earned primarily on a pro-rata basis for operating income within a predetermined range in each year.  To a lesser extent,

Securities and Exchange Commission

March 27, 2015

additional earn-out consideration could be earned for operating income above the high-end of the range up to the contractual maximum of $27.1 million.  AEG was required to meet a minimum operating income threshold in each year in order to earn any contingent consideration.  These minimum thresholds were $10.0 million and $11.0 million in years one and two, respectively.  In order to earn the maximum contingent consideration, AEG would need to achieve operating income of $17.5 million in year one and $18.5 million in year two.  In addition, if AEG achieved operating income of at least $9.0 million during both earn-out periods, AEG would receive $4.5 million at the end of the second earn-out period.

The determination of the fair value of the purchase price for AEG on the acquisition date included our estimate of the fair value of the related contingent earn-out obligation.  This initial valuation was primarily based on probability-weighted internal estimates of AEG’s operating income during each earn-out period.  As a result of these estimates, we calculated an initial fair value at the acquisition date of AEG’s contingent earn-out liability of $21.5 million in the second quarter of fiscal 2013.  In determining that AEG would attain 79% of the maximum potential earn-out we considered several factors including AEG’s recent historical revenue and operating income levels and growth rates.  We also considered the recent trend in AEG’s backlog level and the prospects for the solid waste industry in the United States.

AEG’s first earn-out period ended on the last day of the first quarter of fiscal 2014.  As a result, during the first quarter of fiscal 2014, we performed a preliminary calculation of the contingent consideration for the first earn-out period and concluded that AEG’s operating income in that period would be higher than both our original estimate at the acquisition date and our previous quarterly estimates.  As a result, we increased the contingent earn-out liability for the first earn-out period, which resulted in an additional expense of $1.0 million.  The contingent consideration of $9.1 million for the first earn-out period was paid in the second quarter of fiscal 2014.

During calendar 2014, which corresponds to AEG’s second earn-out period, adverse weather conditions hindered AEG’s ability to complete its project field work.  As a result, in the third quarter of fiscal 2014, we updated our projection of AEG’s operating income for its second earn-out period.  This assessment included a review of the status of on-going projects in AEG’s backlog, and the inventory of prospective new contract awards.  As a result of this assessment, we concluded that AEG’s operating income in the second earn-out period would be significantly lower than our original estimate at the acquisition date, would fall below the minimum operating income threshold, but would still exceed $9.0 million of operating income in order to earn the additional tranche.  As a result, we reduced the contingent earn-out liability, which resulted in a gain of $8.9 million.

During the fourth quarter of fiscal 2014, we performed an updated projection of AEG’s operating income for its second earn-out period based on actual results and the forecast for the second earn-out period.  Based on this analysis, we concluded that AEG’s operating income in the second earn-out period would be lower than the $9.0 million needed to receive the $4.5 contingent consideration based on performance in both years.  As a result, we reduced the contingent earn-out liability to $0, which resulted in a gain of $4.5 million in the fourth quarter of fiscal 2014, and net gains of $12.4 million for all of fiscal 2014.

Securities and Exchange Commission

March 27, 2015

Each time we determined that Parkland’s and AEG’s operating income would be lower than our original estimate at the acquisition date, we also evaluated the related goodwill for potential impairment.  In each case, we determined that the lower income projections were the result of temporary events, and did not negatively impact Parkland’s and AEG’s longer term performance or result in goodwill impairment.”

*****

During your review, should you have any additional questions with respect to the Company’s responses, please contact Janis B. Salin, Senior Vice President, General Counsel and Secretary, at (626) 470-2481; Brian N. Carter, Senior Vice President and Corporate Controller, at (626) 470-2468; or me at (626) 470-2463.

Respectfully,

/s/ Steven M. Burdick

Steven M. Burdick
Executive Vice President,
Chief Financial Officer

SMB:pb

cc:                              Tracey Smith, Staff Accountant, SEC

Jeanne Baker, Assistant Chief Accountant, SEC

Leland Benton, Staff Attorney, SEC

Craig E. Slivka, Special Counsel, SEC

Brian N. Carter, SVP and Corporate Controller

Janis B. Salin, SVP and General Counsel